UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Lions Gate Entertainment Corp.

(Name of Issuer)

Class A Voting Shares, no par value

(Title of Class of Securities)

535919401

(CUSIP Number)

Bryan H. Hall

Executive Vice President

Liberty Global plc

Griffin House, 161 Hammersmith Rd,

London W6 8BS, United Kingdom

+44.208.483.6449 or 303.220.6600

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

September 4, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919401	13D	Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global plc 98-1112770
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,049,972 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,049,972
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,049,972 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC

(1)	This amount does not reflect the (A) 19,309,564 Class A Voting Shares, no par value (the “Voting Shares”), of Lions Gate Entertainment Corp. (the “Issuer”) held by various funds affiliated with MHR Fund Management, LLC (“MHR”) and Mark H. Rachesky (“Dr. Rachesky”), or (B) 2,500,000 Voting Shares held by a subsidiary of Discovery, Inc. (formerly known as Discovery Communications, Inc.) (“Discovery”), of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement. See Items 5 and 6 of this Schedule 13D.
(2)	The calculation of this percentage is based on an aggregate 82,950,119 Voting Shares outstanding as of August 3, 2020, as reported on a Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2020.

CUSIP No. 535919401	13D	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Liberty Global Ventures Limited (formerly known as Liberty Global Incorporated Limited)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) BK, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,049,972 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,049,972
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,049,972 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) CO

(1)	This amount does not reflect the (A) 19,309,564 Voting Shares held by various funds affiliated with MHR and Dr. Rachesky, or (B) 2,500,000 Voting Shares held by a subsidiary of Discovery, of which the reporting persons may be deemed to have beneficial ownership as a result of the Voting and Standstill Agreement. See Items 5 and 6 of this Schedule 13D.
(2)	The calculation of this percentage is based on an aggregate 82,950,119 Voting Shares outstanding as of August 3, 2020, as reported on a Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2020.

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on November 20, 2015 (the “Original Schedule 13D”) and amended by Amendment No. 1 filed June 30, 2016 (“Amendment No. 1”), Amendment No. 2 filed February 10, 2017 (“Amendment No. 2”), Amendment No. 3 filed September 3, 2019 (“Amendment No. 3”) and Amendment No. 4 filed September 6, 2019 (“Amendment No. 4”), with respect to the Issuer (the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4, the “Schedule 13D”). Capitalized terms used in this Amendment and not otherwise defined have the same meanings ascribed to them in the Schedule 13D. Unless specifically amended hereby, the disclosure set forth in the Schedule 13D remains unchanged.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

This Statement is being filed by Liberty Global plc, a public limited company organized under the laws of England and Wales (“Liberty Global”) and Liberty Global Ventures Limited (formerly known as Liberty Global Incorporated Limited), a private limited company organized under the laws of England and Wales and a wholly-owned subsidiary of Liberty Global (“LGVL” or “LGIL”, and, together with Liberty Global, the “Reporting Persons” and each a “Reporting Person”).

The address of the principal office of the Reporting Persons is Griffin House, 161 Hammersmith Rd, London W6 8BS, United Kingdom.

Liberty Global operates internationally with its principal business activities being the provision of video, broadband internet, fixed-line telephony and mobile services. LGVL is a wholly-owned subsidiary of Liberty Global whose principal business activity is to hold investments as part of Liberty Global’s venture capital business.

During the last five years, neither of the Reporting Persons (a) has been convicted in a criminal proceeding or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 4 of 12 Pages

Set forth on Schedule I to this Statement, and incorporated herein by reference, are the (a) name, (b) business address, (c) present principal occupation or employment, (d) name, principal business and address of any corporation or other organization in which such occupation or employment is conducted and (e) citizenship, in each case, of each director and executive officer of the Reporting Persons.

During the last five years, to the best of the knowledge of each Reporting Person, none of such Reporting Person’s directors or executive officers (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The agreement among the Reporting Persons relating to the joint filing of this Statement is included as Exhibit 99.8 to this Statement.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 of the Schedule 13D is hereby amended and supplemented by appending the following thereto:

LGVL holds a portion of the Shares subject to a loan and collar arrangement under which such Shares are pledged as collateral to Bank of America. The collar has been an effective economic hedge against the price deterioration of such Shares observed since it, and the loan, was put in place at the time of acquisition in November 2015. LGVL delivered a notice to Bank of America on September 4, 2020 to begin paying off and unwinding these loan and collar arrangements over time, which will have the net effect of a cash settlement of the loan and a release of the pledge. As a result, LGVL will have unencumbered ownership of all of its Shares in Lions Gate. No increase in LGVL’s ownership will occur as a result of the paying off and unwinding of these arrangements – LGVL will continue to own the Shares but no longer subject to a pledge.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b)

The responses of each Reporting Person to Rows (7) through (13) of their respective cover pages to this Statement are incorporated herein by reference.

LGVL holds all 4,049,972 of the Voting Shares directly. Because LGVL is a direct wholly-owned subsidiary of Liberty Global, Liberty Global may be deemed to beneficially own all of the 4,049,972 Voting Shares and share voting and dispositive power over the Voting Shares with LGVL.

The present ability of the Reporting Person to dispose of the Pledged Shares is limited by the Pledge Agreement (defined in Item 6 of this Statement). See the description of the Pledge Agreement in Item 6 of this Statement, which is incorporated herein by reference.

The Reporting Persons are required to vote the Voting Shares in respect of certain matters in accordance with the Voting and Standstill Agreement. See the description of the Voting and Standstill Agreement in Item 6 of this Statement, which is incorporated herein by reference.

The beneficial ownership information set forth above does not include any securities of the Issuer beneficially owned by the Seller Funds or their affiliates (including MHR and Mark H. Rachesky, M.D., the Chairman of the Issuer’s Board (“Dr. Rachesky”)), John C. Malone chairman of the board of directors of Liberty Global (“Dr. Malone”), Discovery or DLIL (together, the “Other Parties”). As a result of the Investor Rights Agreement and Voting and Standstill Agreement described in Item 6 of this Statement, the Reporting Persons may be deemed to beneficially own and share voting and/or dispositive power over the Shares beneficially owned by the Other Parties and their respective affiliates.

Page 5 of 12 Pages

Based on a Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on May 6, 2020, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management (including the Seller Funds) and Dr. Rachesky beneficially own an aggregate of 19,309,564 Voting Shares (approximately 23.3% of the total number of Voting Shares outstanding). Based on a Schedule 13D filed with the SEC on October 2, 2019 by Dr. Malone, Dr. Malone does not beneficially own any Voting Shares. Based on a Schedule 13D filed with the SEC on March 26, 2020 by Discovery, Discovery and DLIL beneficially own an aggregate of 2,500,000 Voting Shares (approximately 3.0% of the total number of Voting Shares outstanding).

This Statement is not an admission or acknowledgment that the Reporting Persons constitute a “group” within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the Other Parties.

(c)

Not applicable.

(d)

LGVL is obligated to share with Bank of America the economic benefit of any dividends paid on the Pledged Shares during the term of the pledge. See the description of the Pledged Shares and the Pledge Agreement in Item 6 of this Statement, which is incorporated herein by reference.

(e)

Not applicable.

Page 6 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2020	Liberty Global plc

/s/ Bryan H. Hall
	Name:	Bryan H. Hall
	Title:	Executive Vice President, General Counsel and Secretary

Liberty Global Ventures Limited

/s/ Bryan H. Hall
Name:	Bryan H. Hall
Title:	Director

Page 7 of 12 Pages

SCHEDULE I

EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY GLOBAL

The name, citizenship, business address, and present principal occupation or employment of each of the executive officers and directors of Liberty Global are set forth below.

Executive Officers of Liberty Global plc

Name	Present Principal Occupation	Business Address	Citizenship
Michael T. Fries	Chief Executive Officer, President and Vice Chairman of the board of directors of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
Charles H.R. Bracken	Executive Vice President and Chief Financial Officer (Principal Financial Officer) of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom
Bryan H. Hall	Executive Vice President, General Counsel and Secretary of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
Enrique Rodriguez	Executive Vice President and Chief Technology Officer of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
Andrea Salvato	Senior Vice President and Chief Development Officer of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom

Directors of Liberty Global plc

Name	Present Principal Occupation	Business Address	Citizenship
John C. Malone	Chairman of the board of directors of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
Michael T. Fries	Chief Executive Officer, President and Vice Chairman of the board of directors of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
Andrew J. Cole	Chief Executive Officer of Glow Financial Services Ltd., a private company that operates as a full service provider of handset and home device financing for wireless carriers and cable companies	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom

Page 8 of 12 Pages

Name	Present Principal Occupation	Business Address	Citizenship
Miranda Curtis	Retired President of Liberty Global Japan	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom
John W. Dick	Private Investor	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	Canada
Paul A. Gould	Managing Director of Allen & Company, LLC, an investment banking and financial advisory firm	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
Richard R. Green	Retired President and Chief Executive Officer of Cable Television Laboratories, Inc., a not-for-profit cable television industry research and development consortium	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
David E. Rapley	Retired Executive Vice President, VECO Corp., an engineering services firm	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom
Larry E. Romrell	Retired Executive Vice President, Tele-Communications, Inc., a telecommunications company that later merged into AT&T	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
J. David Wargo	President of Wargo & Company, Inc., a private company specializing in investing in the communications industry	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States

Page 9 of 12 Pages

EXECUTIVE OFFICERS AND DIRECTORS OF LGVL

The name, business address, and present principal occupation or employment of each of the executive officers and directors of LGVL are set forth below.

Executive Officers of Liberty Global Ventures Limited

None.

Directors of Liberty Global Ventures Limited

Name	Present Principal Occupation	Business Address	Citizenship
Charles H.R. Bracken	Executive Vice President and Chief Financial Officer (Principal Financial Officer) of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom
Jeremy Evans	Deputy General Counsel and Assistant Secretary of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom
Bryan H. Hall	Executive Vice President, General Counsel and Secretary of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United States
Andrea Salvato	Senior Vice President and Chief Development Officer of Liberty Global	Griffin House 161 Hammersmith Rd, London W6 8BS United Kingdom	United Kingdom

Page 10 of 12 Pages

EXHIBIT INDEX

Exhibit No.	Description
99.1	Share Purchase Agreement, dated as of November 10, 2015, among LGVL, DLIL, the Seller Funds and, solely for purposes of Section 5.03 thereof, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.1 to the Amendment No. 20 to Schedule 13D filed by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management LLC, MHR Holdings LLC and Dr. Rachesky with the SEC on November 13, 2015).
99.2	PPV Confirmation, dated as of November 12, 2015, between LGVL and Bank of America (incorporated herein by reference to Exhibit 99.2 to the Original Schedule 13D).
99.3	Pledge Agreement, dated as of November 12, 2015, between LGVL and Bank of America (incorporated herein by reference to Exhibit 99.3 to the Original Schedule 13D).
99.4	Reclassification Adjustment Confirmation, dated as of February 10, 2017, from Bank of America to LGVL (incorporated herein by reference to Exhibit 99.4 to Amendment No. 2).
99.5	Investor Rights Agreement, dated as of November 10, 2015, among MHR, LGVL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
99.6	Voting and Standstill Agreement, dated as of November 10, 2015, among the Issuer, the Seller Funds, LGVL, DLIL, Dr. Malone, MHR, Liberty Global, Discovery (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
99.7	Registration Rights Agreement, dated as of November 10, 2015, between the Issuer and LGVL (incorporated herein by reference to Exhibit 10.4 to the Current Report on Form 8-K (file number 1-14880) filed by the Issuer with the SEC on November 10, 2015).
99.8	Joint Filing Agreement, dated as of November 20, 2015, between LGVL and Liberty Global (incorporated herein by reference to Exhibit 99.8 to the Original Schedule 13D).
99.9	Amendment No. 1 to Investor Rights Agreement, dated as of June 30, 2016, among MHR, LGVL, DLIL, the Issuer, Liberty Global, Discovery and the Seller Funds (incorporated herein by reference to Exhibit 99.9 to Amendment No. 1).

Page 11 of 12 Pages

99.10	Amendment to Voting and Standstill Agreement, dated as of June 30, 2016, among the Issuer, the Seller Funds, LGVL, DLIL, Dr. Malone, MHR, Liberty Global and Discovery (incorporated herein by reference to Exhibit 99.10 to Amendment No. 1).

Page 12 of 12 Pages